September 3, 2024

Bun Kwai
Chief Executive Officer
QMMM Holdings Ltd
Unit 1301, Block C, Sea View Estate
8 Watson Road
Tin Hau, Hong Kong

        Re: QMMM Holdings Ltd
            Draft Registration Statement on Form F-1
            Submitted August 29, 2024
            CIK No. 0001971542
Dear Bun Kwai:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jeffrey Yeung